November 16, 2005	VIA EDGAR AND TELEFAX
Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc.
Registration Statement on Form SB-2 Filed September 14, 2005
File No. 333-128313
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in response to your letter dated September 27, 2005. In this letter, we recite the staff’s comments in bold, italicized type and follow them with the Company response.
General
1.	Please complete the blanks in the document, including the blanks in the Principal and Selling Shareholders’ table.
The Company will complete all blanks in the prospectus.
2.	If the warrants are outstanding, it appears that you have already begun to offer the underlying stock. It is inconsistent with Section 5 of the Securities Act to register a transaction that has begun without registration. Please explain why you believe your registration is appropriate.
Background Information. In connection with its registered subscription rights offering in July 2002, the Company sold warrants to purchase 798,213 shares of its common stock (“Old Warrants”). Holders of the Old Warrants could exercise them for two years at an exercise price of $2.00 per share. However, the Company suspended the exercise of the Old Warrants in July 2004 because the Company was unable to timely file its Form 10-K

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
November 16, 2005

for the fiscal year ending March 31, 2004 and therefore keep its prospectus current. In addition, at that time, the Company determined a need to restate its prior financial statements. The Company did not file its Form 10-K for the year ended March 31, 2004, until July 29, 2004. As a result, 706,218 shares of the Old Warrants remained unexercised and expired on July 31, 2004.
The Company had no legal obligation either to extend the exercise period of the Old Warrants or to grant new warrants to replace the expired Old Warrants. Nonetheless, the Company determined it was fair to grant, at no charge, new warrants (“New Warrants”) to holders of the unexercised, expired Old Warrants. Those holders were denied the ability to exercise their Old Warrants which were in-the-money during the remaining term of the exercise period. In April 2005, the Company granted a like number of New Warrants to the holders of the unexercised, expired Old Warrants. The New Warrants are exercisable at $2.00 per share for a period of 90 days after the effective date of a registration statement covering the common stock underlying the New Warrants. The Company has not yet issued any certificates representing the New Warrants.
Analysis. The registration requirements of Section 5 apply only when there is an “offer” or a “sale” of a security. Section 2(a)(3) of the Securities Act of 1933 defines a “sale” to include any disposition of a security for value and an “offer” to include any offer or attempt to dispose of a security for value. For there to be a sale, the person to whom the security is issued must give some consideration or value in return. The Company issued the New Warrants at no charge and received no form of consideration from Old Warrant holders in exchange for the New Warrants. Consequently, the issuance of the New Warrants did not involve a “sale.”
Even though the grant of the New Warrants involved no “sale” under Section 2(3), the Securities Act could deem the Company to be offering the underlying common stock at the time of such grant if the New Warrants were then immediately exercisable. The legal basis for this is found in Section 2(3) (emphasis added):
The issue or transfer of a right or privilege, when originally issued or transferred with a security, giving the holder of such security the right to convert such security into another security of the same issuer or of another person, or giving a right to subscribe to another security of the same issuer or of another person, which right cannot be exercised until some future date, shall not be deemed to be an offer or sale of such other security; but the issue or transfer of such other security upon the exercise of such right of conversion or subscription shall be deemed a sale of such other security.

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
November 16, 2005

The Company believes that the New Warrants are not exercisable until “some future date.” By their terms, the New Warrants are not exercisable until a registration statement covering the underlying common stock is effective. In fact, the Company only recently filed such a registration statement—about five months after the time of the grant. Further, the Company has not issued any warrant certificates. So, at the time of grant, the New Warrants were not immediately exercisable whether as a legal or a practical matter. In addition, the Company has not established any date on which the exercise privilege will commence. As of this date (about 7 months after the time of grant), warrant holders are still not able to exercise their New Warrants because the Company has not issued any of them warrant certificates, and there is no effective registration statement starting the clock for the exercise term.
The Company is aware of the Staff’s position that registrants should defer the exercise privilege for one year to justify not registering the underlying common stock upon a public offering of warrants. We believe that the nearly seven months since the grant of the New Warrants is more than an adequate time separating the grant from the date of exercisability (i.e., the effective date of the registration statement), especially since, to date, warrant holders have had no warrant certificates.
Principal and Selling Shareholders, page 49
3.	Identify the individuals who beneficially own the shares held by the entities named in your table on page 51.
The individuals who beneficially own shares held by SF Capital Partners Ltd. And Heartland Advisors, Inc. are named in the notes to the table on p. 52. The information provided with respect to Bonanza Master Fund, Ltd. in note 3 to the table is based on the Schedule 13G filed by Bonanza Master Fund on May 2, 2005. The Company does not know the names of any individuals who may beneficially own the shares held by Bonanza Master Fund. The Company will disclose the name of the individual who beneficially owns the shares held by CCRI.
4.	Tell us whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer.
The Company advises that, upon reasonable inquiry, the selling shareholder is not a broker-dealer or an affiliate of a broker-dealer.

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
November 16, 2005

If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins

cc: Sam B. Humphries, President and Chief Executive Officer